Registration Statement No. 333-234311
Filed Pursuant to Rule 433
Supplementing the Preliminary
Prospectus Supplement
Dated March 1, 2021
(To Prospectus dated October 24, 2019)

Pricing Term Sheet

Fixed-Rate Notes due 2028, 2031, and 2051

The information in this pricing term sheet relates only to the offering of U.S. dollar-denominated Notes (the “Dollar Notes Offering”) and should be read together with (i) the preliminary prospectus supplement dated March 1, 2021 relating to the Dollar Notes Offering, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, including the documents incorporated by reference therein, and (ii) the related base prospectus dated October 24, 2019, which forms a part of Registration Statement No. 333-234311.

Issuer:	The Coca-Cola Company
Security:	1.500% Notes due 2028 2.000% Notes due 2031 3.000% Notes due 2051
Offering Format:	SEC Registered
Principal Amount:	$750,000,000 of 2028 Notes $750,000,000 of 2031 Notes $1,000,000,000 of 2051 Notes
Maturity Date:	March 5, 2028 for 2028 Notes March 5, 2031 for 2031 Notes March 5, 2051 for 2051 Notes
Coupon:	1.500% per year for 2028 Notes 2.000% per year for 2031 Notes 3.000% per year for 2051 Notes
Price to Public:	99.584% of principal amount for 2028 Notes 99.613% of principal amount for 2031 Notes 98.402% of principal amount for 2051 Notes
Yield to Maturity:	1.563% for 2028 Notes 2.043% for 2031 Notes 3.082% for 2051 Notes

Spread to Benchmark Treasury:	+45 bps for 2028 Notes +60 bps for 2031 Notes +85 bps for 2051 Notes
Benchmark Treasury:	UST 1.125% due February 29, 2028 for 2028 Notes UST 1.125% due February 15, 2031 for 2031 Notes UST 1.625% due November 15, 2050 for 2051 Notes
Benchmark Treasury Yield:	1.113% for 2028 Notes 1.443% for 2031 Notes 2.232% for 2051 Notes
Benchmark Treasury Price:	100 – 02+ for 2028 Notes 97 – 02 for 2031 Notes 86 – 27+ for 2051 Notes
Interest Payment Dates:

Semiannually on March 5 and September 5, commencing on September 5, 2021 for the 2028 Notes

Semiannually on March 5 and September 5, commencing on September 5, 2021 for the 2031 Notes

Semiannually on March 5 and September 5, commencing on September 5, 2021 for the 2051 Notes

Make-Whole Call:	+10 bps for 2028 Notes +10 bps for 2031 Notes +15 bps for 2051 Notes
Use of Proceeds:	The Coca-Cola Company expects to use the net proceeds from the offering, together with cash on hand, if necessary, for the purchase of the U.S. dollar-denominated notes tendered pursuant to the Tender Offers (as defined in the preliminary prospectus supplement) and the payment of related accrued and unpaid interest, premiums, fees and expenses, and the Notes Redemptions (as defined in the preliminary prospectus supplement), if applicable. The Coca-Cola Company may reallocate the net proceeds depending on market and other conditions in effect at the time for general corporate purposes. The offering is not conditioned upon the completion of the Concurrent Notes Offering (as defined in the preliminary prospectus supplement) or the Tender Offers.
Day Count Convention:	30 / 360
Trade Date:	March 1, 2021
Settlement Date*:	March 5, 2021 (T+4)

CUSIP / ISIN:	191216 DJ6 / US191216DJ60 for 2028 Notes 191216 DK3 / US191216DK34 for 2031 Notes 191216 DL1 / US191216DL17 for 2051 Notes
Denominations:	$2,000 x $1,000
Expected Ratings**:	A1 by Moody’s Investors Service, Inc. A+ by Standard & Poor’s Ratings Services
Underwriters:	Joint Book-Running Managers: Barclays Capital Inc. Goldman Sachs & Co. LLC Santander Investment Securities Inc. Deutsche Bank Securities Inc. Morgan Stanley & Co. LLC

Co-Managers: CastleOak Securities, L.P. R.Seelaus & Co. LLC

*Note: Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next one succeeding business day will be required, by virtue of the fact that the notes initially settle in T+4, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

On March 1, 2021, The Coca-Cola Company announced an offering of €2 billion aggregate principal amount of certain euro-denominated senior notes pursuant to a separate prospectus supplement (the “Concurrent Notes Offering”). This offering is not conditioned upon the completion of the Concurrent Notes Offering, and the completion of the Concurrent Notes Offering is not conditioned upon the completion of this offering. There can be no assurances that The Coca-Cola Company will complete the Concurrent Notes Offering on the terms described herein or at all. Information regarding the Concurrent Notes Offering in the preliminary prospectus supplement is neither an offer to sell nor a solicitation of an offer to buy any euro-denominated senior notes or any other securities to be issued by The Coca-Cola Company.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Goldman Sachs & Co., LLC at 1-888-471-2526, or Santander Investment Securities Inc. toll free at 1-855-403-3636.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.